INVESTMENT MANAGERS SERIES TRUST

INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

May 30, 2024

Mr. Jeffrey Long

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust (File No. 811-21719) and Investment Managers Series Trust II (File No. 811-22894) (the “Registrants”)

Dear Mr. Long:

This letter summarizes the comments provided to by Mr. Jeffrey Long of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on April 30, 2024, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for below funds (each a “Fund” and collectively, the “Funds”). Responses to all the comments are included below:

Registrant Name	Series Name	FYE Reviewed
Investment Managers Series Trust	Bramshill Multi-Strategy Income Fund	12/31/2023
Investment Managers Series Trust	EP Emerging Markets Fund	10/31/2023
Investment Managers Series Trust	EuroPac Gold Fund	10/31/2023
Investment Managers Series Trust	EuroPac International Bond Fund	10/31/2023
Investment Managers Series Trust	EuroPac International Dividend Income Fund	10/31/2023
Investment Managers Series Trust	EuroPac International Value Fund	10/31/2023
Investment Managers Series Trust	Ironclad Managed Risk Fund	9/30/2023
Investment Managers Series Trust	Riverbridge Growth Fund	11/30/2023
Investment Managers Series Trust	SilverPepper Commodity Strategies Global Macro Fund	6/30/2023
Investment Managers Series Trust	SilverPepper Long/Short Emerging Markets Currency Fund	6/30/2023
Investment Managers Series Trust	SilverPepper Merger Arbitrage Fund	6/30/2023
Investment Managers Series Trust	Vaughan Nelson Emerging Markets Opportunities Fund	10/31/2023
Investment Managers Series Trust	Vaughan Nelson International Small Cap Fund	10/31/2023
Investment Managers Series Trust	WCM China Quality Growth Fund	12/31/2023
Investment Managers Series Trust	WCM Developing World Equity Fund	12/31/2023
Investment Managers Series Trust	WCM Focused Emerging Markets ex China Fund	12/31/2023

Investment Managers Series Trust	WCM Focused Emerging Markets Fund	12/31/2023
Investment Managers Series Trust	WCM Focused Global Growth Fund	12/31/2023
Investment Managers Series Trust	WCM Focused International Growth Fund	12/31/2023
Investment Managers Series Trust	WCM Focused International Opportunities Fund	12/31/2023
Investment Managers Series Trust	WCM Focused International Value Fund	12/31/2023
Investment Managers Series Trust	WCM International Equity Fund	12/31/2023
Investment Managers Series Trust	WCM International Small Cap Growth Fund	12/31/2023
Investment Managers Series Trust	WCM Mid Cap Quality Value Fund	12/31/2023
Investment Managers Series Trust	WCM Quality Dividend Growth Fund	12/31/2023
Investment Managers Series Trust	WCM Small Cap Growth Fund	12/31/2023
Investment Managers Series Trust	WCM SMID Quality Value Fund	12/31/2023
Investment Managers Series Trust II	Abraham Fortress Fund	6/30/2023
Investment Managers Series Trust II	AXS 1.25X NVDA Bear Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS 1.5X PYPL Bear Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS 1.5X PYPL Bull Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS 2X Innovation ETF	3/31/2023
Investment Managers Series Trust II	AXS 2X NKE Bear Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS 2X NKE Bull Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS 2X PFE Bear Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS 2X PFE Bull Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS Adaptive Plus Fund	9/30/2023
Investment Managers Series Trust II	AXS Alternative Value Fund	9/30/2023
Investment Managers Series Trust II	AXS Astoria Inflation Sensitive ETF	3/31/2023
Investment Managers Series Trust II	AXS Brendan Wood TopGun Index ETF	3/31/2023
Investment Managers Series Trust II	AXS Change Finance ESG ETF	3/31/2023
Investment Managers Series Trust II	AXS Chesapeake Strategy Fund	9/30/2023
Investment Managers Series Trust II	AXS Dynamic Opportunity Fund	9/30/2023
Investment Managers Series Trust II	AXS Esoterica NextG Economy ETF	3/31/2023
Investment Managers Series Trust II	AXS First Priority CLO Bond ETF	3/31/2023
Investment Managers Series Trust II	AXS Green Alpha ETF	3/31/2023
Investment Managers Series Trust II	AXS Income Opportunities Fund	9/30/2023
Investment Managers Series Trust II	AXS Market Neutral Fund	9/30/2023
Investment Managers Series Trust II	AXS Merger Fund	9/30/2023
Investment Managers Series Trust II	AXS Multi-Strategy Alternatives Fund	9/30/2023
Investment Managers Series Trust II	AXS Short China Internet ETF	3/31/2023
Investment Managers Series Trust II	AXS Short De-SPAC Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS Short Innovation Daily ETF	3/31/2023
Investment Managers Series Trust II	AXS Sustainable Income Fund	9/30/2023
Investment Managers Series Trust II	AXS Tactical Income Fund	9/30/2023

Investment Managers Series Trust II	AXS Thomson Reuters Venture Capital Return Tracker Fund	9/30/2023
Investment Managers Series Trust II	AXS TSLA Bear Daily ETF	3/31/2023
Investment Managers Series Trust II	Kennedy Capital ESG SMID Cap Fund	12/31/2023
Investment Managers Series Trust II	Kennedy Capital Small Cap Growth Fund	12/31/2023
Investment Managers Series Trust II	Kennedy Capital Small Cap Value Fund	12/31/2023

1.	Please make sure that all Funds respond to the requirements of Item 4(j) of the current Form N-CSR going forward, as applicable.

Response: The Registrant will ensure that in future filings the Funds respond to each item contained in the current Form N-CSR as applicable.

2.	For each of the WCM China Quality Growth Fund and WCM Developing World Equity Fund, it states that the Fund is non-diversified however the Fund has been operating as a diversified fund. Please confirm in your written response that the Fund will obtain shareholder approval prior to going back to operating as a non-diversified fund.

Response: Each of the WCM China Quality Growth Fund and the WCM Developing World Equity Fund operated as a non-diversified fund during certain periods in the most recent three years, therefore, each is a non-diversified fund. However, the Registrant confirms that the WCM China Quality Growth Fund and WCM Developing World Equity Fund will obtain shareholder approval prior to operating as a diversified fund should they become diversified funds.

3.	The annual report for the AXS Sustainable Income Fund indicates that the Fund had approximately 23% invested in real estate investment trusts (“REITs”) at September 30, 2023. Please add disclosure to the Fund’s principal investment strategies and principal risks regarding the Fund’s investments in REITs.

Response: The Registrant notes that the AXS Sustainable Income Fund was liquidated on April 26, 2024.

4.	With respect to the Europac International Value Fund’s Form N-CEN filing for the period October 31, 2023, the response in Item C.8.c Expense Limitations indicates that waived fees are not subject to recoupment but the response in Item C.8.d indicates expense previously waived were recouped during the period. Please correct this going forward.

Response: The Registrant believes Item C.8.c refers to Item C.8.b “Were any expenses of the Fund reduced or waived pursuant to the expense limitation arrangement during the reporting period?”. As the EuroPac International Value Fund did not have any fees waived or expenses reimbursed during the reporting period, the “N” response to Item C.8.c is appropriate and accurate.

5.	With respect to the WCM Funds, it appears that there is differing language regarding expense recaptures. Some Funds contain disclosure that indicates the advisor may recoup for a period of three full years from the date of the waiver while other Funds disclose that the advisor may recoup for a period of three full fiscal years from the date of the waiver. Please confirm that the advisor is seeking recoupment from the WCM Funds within three years from the date of the waiver or payment.

Response: Certain WCM Funds have differing recoupment provisions. While some WCM Funds seek recoupment within three years from the date of the waiver or payment, other WCM Funds may recoup for a period of three full fiscal years from the date of the waiver or payment. Please see Registrant’s analysis and assessment of accounting treatment of funds with a recoupment period of three full fiscal years from the date of waiver previously submitted on December 20, 2017. https://www.sec.gov/Archives/edgar/data/1318342/000139834417016053/filename1.htm.

6.	With respect to the AXS 1.25X NVDA Bear Daily ETF, AXS 1.5X PYPL Bear Daily ETF, AXS 1.5X PYPL Bull Daily ETF, AXS 2X Innovation ETF, AXS 2X NKE Bear Daily ETF, AXS 2X NKE Bull Daily ETF, AXS 2X PFE Bear Daily ETF and AXS 2 PFE Bull Daily ETF, each Fund needs to disclose a chart or graph depicting the Fund’s portfolio holdings as required by Form N-1A. Please add this disclosure in future filings.

Response: The Registrant’s will provide this requested disclosure in future filings.

7.	With respect to each AXS Fund, the Form N-CSR filing for the period September 30, 2023, discusses internal controls in Item 4d. This discussion should be for the period covered by the report. Please ensure that the internal control covers the period of the report in future filings.

Response: The Registrant will correct this in future filings.

8.	The Abraham Fortress Fund had a significant investment in derivatives during its fiscal year however there was no discussion about the Fund’s investment in derivatives contained in the management’s discussion of fund performance (“MDFP”) in the annual report. In future filings, please discuss the investment strategies used by the Fund during the reporting period in the MDFP section of the Fund’s annual report.

Response: The Registrant will provide this requested disclosure in future filings.

9.	The AXS Multi-Strategy Alternatives Fund had a change in its benchmark to the Wilshire Liquid Alternative Global Macro Index. Form N-1A requires that the performance shown for the Fund includes both the new and previous benchmark as well as an explanation for the change. Please add this disclosure going forward.

Response: The former index provider notified the Fund and the Fund’s advisor that a fund may not report or use their index returns in public documents unless under a licensing agreement and pay a licensing and redistribution fees for such use. As a result, the Fund was not able to report the former index returns in its September 30, 2023 annual report. The Registrant notes that the AXS Multi-Strategy Alternatives Fund was liquidated on April 26, 2024.

10.	Please confirm that all links contained in the Riverbridge Growth Fund’s website are working appropriately.

Response: The Registrant confirms that the links are working appropriately.

11.	On the website and fact sheet for AXS Market Neutral Fund, there is discussion regarding the fee waiver, however it does not include disclosure about the items excluded from the fee waiver (as is discussed in the footnote to the Fund’s fees and expenses table contained in the Fund’s prospectus). Please ensure that the disclosure contained on the website and fact sheets are consistent with the disclosure in the Fund’s prospectus.

Response: The fact sheet and website disclosure for the AXS Market Neutral Fund have been updated to contain disclosure that is consistent with the AXS Market Neutral Fund’s prospectus.

* * * * *

The Registrant believes that it has fully responded to each comment. If you have any questions or additional comments, please contact the undersigned at 626-914-1041. Thank you.

Sincerely,

/s/ Rita Dam
Rita Dam
Treasurer